Exhibit 12.1

Guitar Center, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

(unaudited)

		Year Ended December 31,
		2005	2004	2003	2002	2001

Income before income taxes		124,683	102,298	59,509	40,801	29,276
Add:	Interest expense	7,339	5,390	12,540	13,077	13,411
	Portion of rents representative of interest factor	15,131	12,747	11,260	9,675	7,573

	Earnings (loss) as adjusted	147,153	120,435	83,309	63,553	50,260

Fixed charges:
	Interest expense	7,339	5,390	12,540	13,077	13,411
	Portion of rents representative of interest factor	15,131	12,747	11,260	9,675	7,573
	Total fixed charges	22,470	18,137	23,800	22,752	20,984

Ratio of earnings fixed charges		6.5	6.6	3.5	2.8	2.4